

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2015

Via E-mail
Mr. Gregory W. Seward
Vice President, Senior Associate General Counsel
Capital One Financial Corporation
1680 Capital One Drive
McLean, VA 22102

> **Re: Capital One Financial Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 27, 2015**
> **File No. 001-13300**

Dear Mr. Seward:

We have limited our review of your filing to those issues we have addressed in our comment below. In some of our additional comments, if any, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Sections XIII and XIV, page 79

1.   You disclose that Proposal 4 will, if approved, be binding and will become effective upon the filing of a Certificate of Amendment to your Certificate of Incorporation with the Delaware Secretary of State. You also disclose that Proposal 5 would not be binding on you if approved. Please revise your disclosure to specifically address the effect of each of the following scenarios: (i) if both Proposal 4 and Proposal 5 are approved, and (ii) if only Proposal 5 is approved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Will Dorton at (202) 551-3107 or Eric Envall at (202) 551-3234 or with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director